[SunTrust Letterhead]

January 13, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Joyce A. Sweeney

  Accounting Branch Chief

Re:	SunTrust Banks, Inc. (file no. 001-8918)
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005

Dear Ms. Sweeney:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated January 5, 2006, concerning the SunTrust Banks, Inc. (the “Company”) Form 10-K for the year ended December 31, 2004, Form 10-Q for the quarter ended March 31, 2005, Form 10-Q for the quarter ended June 30, 2005, and Form 10-Q for the quarter ended September 30, 2005.

For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibit 13.1—2004 Annual Report

Management’s Discussion, page 19

Allowance for Loan Losses, page 31

Comment 1:	We note your response to comment 8 of our letter dated December 9, 2005. In future filings, beginning with your December 31, 2005 Form 10-K, please clearly describe and analyze trends or changes in the relationship between your consolidated provision for loan losses and actual net charge-offs. Describe the underlying reasons why your provision for loan losses in 2004 was significantly less than net charge-offs compared to the two preceding years in which your provision was greater than actual net charge-offs. Please provide us with your proposed future disclosure.

SunTrust Banks, Inc.

January 13, 2006

Response 1:	The Allowance for Loan and Lease Losses (“ALLL”) is estimated on a quarterly basis by conducting an independent and comprehensive analysis of the credit portfolios in order to estimate the inherent losses embedded in the portfolio at quarter end. Management evaluates historical net charge-offs over a three year period as one component of the decision process regarding the ALLL. Other factors reviewed by management to determine an appropriate ALLL include current risk ratings, internal credit quality trends, and external economic factors. Charge-offs, recoveries, and provision expense affect the ending ALLL balance; however, these measures are derived separately without regard to one another. Charge-offs, which are deducted from the ALLL, are determined by credit officers within our lines of business or local banking centers. Recoveries, which are added to the ALLL, are recognized upon cash receipt of a payment on a previously charged-off loan. The provision is simply the additional amount of ALLL necessary, after adjusting for net charge-offs, in order to arrive at the estimated ALLL as of quarter end. Therefore, the difference between the consolidated provision for loan losses and net charge-offs is simply the quarter-over-quarter change in the ALLL. In general, charge-offs, recoveries, and provision are independently derived and there are numerous reasons as to why net charge-offs are different than the consolidated provision for loan losses in any particular period. In future filings, disclosures regarding the ALLL will continue to include a comprehensive discussion of the Company’s ALLL methodology, the relevant factors instrumental in management’s estimation of an appropriate ALLL, and information regarding trends in credit quality (including net charge-offs, changes in the ALLL, and loan portfolio growth and composition shifts). The following paragraph is an example of the type of information that would be included in future filings.

“For the year ended December 31, 2004 total net charge-offs were $201.2 million and the consolidated provision for loan losses was $135.5 million, resulting in the consolidated provision for loan losses being $65.7 million less than net charge-offs. The net charge-offs during 2004 were primarily due to the Company realizing losses within its commercial loan portfolio. However, due to the improved credit quality of the remaining loan portfolios, sustained economic improvement within the Company’s footprint, and a shift in the composition of the loan portfolio to include a higher percentage of loans secured by residential real estate, the ALLL process did not indicate the need to maintain at the same level or increase the ALLL. Therefore, a provision expense that was less than net charge-offs was recorded to arrive at the appropriate ALLL. For the year ended December 31, 2005, net charge-offs exceeded the provision for loan losses by approximately $22 million. This was, in part, due to the $17.4 million charge-off of a leverage lease for aircraft to Delta Airlines, which had been previously fully reserved in the ALLL. In addition, the Company continued to experience similar credit quality and residential real estate loan growth dynamics as in 2004, which had a downward influence on the ALLL; however, significant growth in the commercial loan portfolio in 2005 had an upward influence on the ALLL.

SunTrust Banks, Inc.

January 13, 2006

Table 23—Reconciliation of Non-GAAP Measures, page 58

Comment 2:	We note your response to comment 4 of our letter dated December 9, 2005. In future filings please do not use titles such as “operating net income,” “operating earnings,” or “operating diluted earnings per share.” These titles and descriptions of your non-GAAP financial measures may be confusingly similar to the titles or descriptions used for GAAP financial measures. Please tell us the titles for your non-GAAP financial measures that you intend to use in your December 31, 2005 Form 10-K. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response 2:	The Company intends to use the following titles related to certain non-GAAP financial measures in its 2005 Form 10-K: “net income excluding merger expense”, “diluted earnings per share excluding merger expense”, and “efficiency ratio excluding merger expense”.

Consolidated Financial Statements

Note 17—Derivatives and Off-Balance Sheet Arrangements, page 95

Comment 3:	We note your response to comment 6 of our letter dated December 9, 2005 that you used the shortcut method under paragraph 68 of SFAS 133 for certain fair value and cash flow hedges. Please describe the specific hedging relationships for which you applied the shortcut method during any of the periods presented. For each hedging relationship tell us the specific documented risk being hedged and the specific terms of the hedging instrument and hedged items.

Response 3:	The following provides the requested information by specific hedging relationship for the three year period ended December 31, 2004:

RELATIONSHIPS HEDGING FAIR VALUE OF ASSETS AND LIABILITIES

I. Convert Fixed Rate Liabilities to Floating:

A.	Long Term Fixed Rate Debt—$3.3 Billion Notional and 19 Contracts at December 31, 2004

In these transactions, the Company issued senior and subordinated fixed rate notes. In order to protect against the risk of changes in the fair value of each instrument attributable to changes in interest rates, the Company entered into a pay variable/receive fixed rate swap to convert each debt instrument to a floating rate based on three month LIBOR.

SunTrust Banks, Inc.

January 13, 2006

Compliance with each criterion of paragraph 68 of SFAS 133 is documented below:

a.	The notional amount of each swap matches the principal of each debt instrument in these transactions.

b.	The fair value of each swap at the inception of the hedging relationship equals zero. There are no embedded puts or calls in the debt instrument that would require mirroring in the swap.

c.	The formula for computing the net settlement in the swap is the same for all periods of each hedging relationship (i.e., the fixed rate is constant and the variable rate has a constant index and constant spread adjustment).

d.	The debt is not pre-payable.

dd.	The index of the variable rate of the swaps in these transactions is LIBOR, which is the Company’s designated benchmark interest rate.

e.	There is nothing about these hedging transactions that is atypical and would invalidate the assumption of no ineffectiveness.

f.	The expiration date of each swap matches the maturity date of each debt instrument for these transactions.

g.	There is no cap or floor on the variable leg of each swap.

h.	The interval between repricings of the variable interest rate leg of each swap is frequent enough (i.e., within six months) to justify an assumption that the variable leg of each swap is at a market rate.

B.	Fixed Rate Federal Home Loan Bank “FHLB” Advances—$3.5 Billion Notional and 18 Contracts at December 31, 2004

In these transactions, the Company entered into fixed rate debt utilizing FHLB advances. In some cases, the FHLB advances originally contained European conversion options. The conversion options of the FHLB European convertible advances do not preclude short-cut treatment as the hedging relationships involving those advances were entered into and the swaps executed subsequent to the expiration of the one-time conversion option or after the advances had been modified to become non-convertible. In order to protect against the risk of changes in the fair value of each instrument attributable to changes in interest rates, the Company entered into a pay variable/receive fixed rate swap to convert each debt instrument to a floating rate based on one or three month LIBOR. The Company may elect to terminate any of these FHLB advances on any payment date with at least two business days prior written notice, subject to termination costs.

SunTrust Banks, Inc.

January 13, 2006

Compliance with each criterion of paragraph 68 of SFAS 133 is documented below:

a.	The notional amount of each swap matches the principal of each debt instrument in these transactions.

b.	The fair value of each swap at the inception of the hedging relationship equals zero. There are no embedded puts or calls in the debt instrument that would require mirroring in the swap.

c.	The formula for computing the net settlement in the swap is the same for all periods of each hedging relationship (i.e., the fixed rate is constant and the variable rate has a constant index and constant spread adjustment).

d.	These termination costs are determined by the value of an identical swap, qualifying as “make-whole” provisions under DIG Issue E6 (Illustration #4) and thus are not considered prepayable. This prepayment option does not require bifurcation because as non-public debt, it does not have the characteristic of net settlement as described in paragraph 6c of SFAS 133.

dd.	The index of the variable rates of the swap in these transactions is LIBOR, which is the Company’s designated benchmark interest rate.

e.	There is nothing about these hedging transactions that is atypical and would invalidate the assumption of no ineffectiveness.

f.	The expiration date of each swap matches the maturity date of each debt instrument for these transactions.

g.	There is no cap or floor on the variable leg of each swap.

h.	The interval between repricings of the variable interest rate leg of each swap is frequent enough (i.e., within six months) to justify an assumption that the variable leg of each swap is at a market rate.

II. Convert Fixed Rate Asset to Floating:

A.	Fixed Rate Asset—$48 Million Notional and One Contract at December 31, 2004

In this transaction, the Company entered into a secured lending arrangement through a reverse repurchase agreement earning a fixed interest rate. In order to protect against the risk of changes in the fair value of the secured lending arrangement attributable to changes in interest rates, the Company entered into a pay fixed/receive variable rate swap to convert the instrument to a floating rate based on three month LIBOR.

SunTrust Banks, Inc.

January 13, 2006

Compliance with each criterion of paragraph 68 of SFAS 133 is documented below:

a.	The notional amount of the swap matches the principal of the asset in this transaction.

b.	The fair value of the swap at the inception of the hedging relationship equals zero. There are no embedded puts or calls in the asset that would require mirroring in the swap.

c.	The formula for computing the net settlement on the swap is the same for all periods of the hedging relationship (i.e., the fixed rate is constant and the variable rate has a constant index and constant spread adjustment).

d.	The asset is not pre-payable.

dd.	The index of the variable rate of the swap in this transaction is LIBOR, which is the Company’s designated benchmark interest rate.

e.	There is nothing about this hedging transaction that is atypical and would invalidate the assumption of no ineffectiveness.

f.	The expiration date of the swap matches the maturity date of the asset.

g.	There is no cap or floor on the variable leg of the swap.

h.	The interval between repricings of the variable interest rate leg of the swap is frequent enough (i.e., three months) to justify an assumption that the variable leg of the swap is at a market rate.

B.	Fixed Rate Loan—$21.5 Million Notional and One Contract at December 31, 2004

In this transaction, the Company originated a loan with scheduled principal and interest payments at a fixed rate. In order to protect against the risk of changes in the fair value of the instrument attributable to changes in the designated benchmark rate (LIBOR), the Company entered into a pay fixed/receive variable rate swap to convert the loan to a floating rate based on six month LIBOR. The transaction was executed in 2004 and accounted for under paragraph 68 of SFAS 133. However, the Company subsequently determined that the transaction documentation at inception was not sufficient to justify accounting under paragraph 68 of SFAS 133. The Company has evaluated the effects of this transaction failing hedge accounting on its financial statements, and the impact on income before taxes was less than $850,000 in any quarter. Management has concluded that the impact of the misstatements is immaterial for all periods and does not necessitate the restatement or reissuance of prior period financial statements.

SunTrust Banks, Inc.

January 13, 2006

C.	Callable Fixed Rate Loan—One Contract with $25.0 Million Notional outstanding during 2002, 2003, and expired on October 23, 2004

In this transaction, the Company originated a fixed rate loan. In order to protect against the risk of changes in the fair value of the instrument attributable to changes in the designated benchmark rate (LIBOR), the Company entered into a cancelable pay fixed/receive variable rate swap to convert the loan to a floating rate based on three month LIBOR. This loan contained an embedded call option that was mirrored in the swap. The Company held the option on the loan while the counterparty held the option on the swap. The swap was accounted for under paragraph 68 of SFAS 133. However, the Company received $80,000 as a premium on the call option embedded in the swap without allowing a corresponding discount on the loan, thereby violating the criterion in paragraph 68(b). As such, the Company has concluded that the application of the shortcut method was inappropriate. The Company has evaluated the effects of this transaction failing hedge accounting on its financial statements and the impact on income before taxes was less than $560,000 in any quarter. Management has concluded that the impact of the misstatements is immaterial for all periods and does not necessitate the restatement or reissuance of prior period financial statements.

RELATIONSHIPS HEDGING CASH FLOWS OF LIABILITIES

I. Convert Floating Rate Debt to Fixed

A.	Floating Rate Certificates of Deposit (“CDs”) Liabilities—$0.8 Billion Notional and Three Contracts at December 31, 2004

In these transactions, the Company hedged the risk of changes in cash flows associated with its existing LIBOR indexed floating rate CDs attributable to changes in the designated benchmark rate (LIBOR). In order to protect against this cash flow risk, the Company entered into pay fixed/receive floating rate swaps to convert these liabilities to fixed rate liabilities.

Compliance with each criterion of paragraph 68 of SFAS 133 is documented below:

a.	The notional amount of each swap matches the principal of each CD in each of these transactions.

b.	The fair value of each swap at the inception of the hedging relationship equals zero.

c.	The formula for computing the net settlement on each swap is the same for all periods of the hedging relationship (i.e., the fixed rate is constant and the variable rate has a constant index and constant spread adjustment).

d.	The CDs are not pre-payable. The CDs are placed with institutional investors and do not contain “death put” provisions.

SunTrust Banks, Inc.

January 13, 2006

dd.	The index of the variable rate of the swap in these transactions is LIBOR, which is the Company’s designated benchmark interest rate.

e.	There is nothing about these hedging transactions that is atypical and would invalidate the assumption of no ineffectiveness.

i.	All interest payments on the variable rate CDs during the term of each swap are designated as hedged, and as the expiration date of each swap matches the maturity date of each CD, no interest payments beyond the term of each swap are designated as hedged.

j.	There is no cap or floor on the variable rates of the CDs or on the variable legs of the swaps.

k.	For these transactions, the repricing date of each swap matches the repricing date of each CD.

B.	Floating Rate Global Bank Note Liabilities—$3.4 Billion Notional and 17 Contracts at December 31, 2004

In these transactions, the Company hedged the risk of changes in cash flows associated with the forecasted interest payments on its existing LIBOR indexed floating rate Global Bank Note liabilities attributable to changes in the designated benchmark rate (LIBOR). In order to protect against the cash flow risk associated with changes in LIBOR, the Company entered into a pay fixed/receive floating rate swap to convert each debt instrument to a fixed rate.

Compliance with each criterion of paragraph 68 of SFAS 133 is documented below:

a.	The notional amount of each swap matches the principal of each debt instrument in these transactions.

b.	The fair value of each swap at the inception of the hedging relationship equals zero.

c.	The formula for computing the net settlement in each swap is the same for all periods of the hedging relationship (i.e., the fixed rate is constant and the variable rate has a constant index and constant spread adjustment).

d.	The notes are not pre-payable.

dd.	The index of the variable rates of the swap in these transactions is LIBOR, which is the Company’s designated benchmark interest rate.

SunTrust Banks, Inc.

January 13, 2006

e.	There is nothing about these hedging transactions that is atypical and would invalidate the assumption of no ineffectiveness.
i.	All interest payments on each variable rate note during the term of each swap are designated as hedged, and as the expiration date of each swap matches the maturity date of each note, no interest payments beyond the term of each swap are designated as hedged.

j.	There is no cap or floor on the variable rates of the notes or on the variable legs of the swaps.

k.	For these transactions, the repricing date of each swap matches the repricing date of each note.

C.	Floating Rate Federal Home Loan Bank “FHLB” Advance Liabilities—$1.9 Billion Notional and 6 Contracts at December 31, 2004

In these transactions, the Company hedged the risk of changes in cash flows associated with the forecasted interest payments on its existing LIBOR indexed floating rate FHLB advance liabilities. In order to protect against this cash flow risk, the Company entered into a pay fixed/receive floating rate swap to convert each debt instrument to a fixed rate. The Company may elect to terminate these FHLB advances on any pre-defined reset date with at least two business days prior written notice, subject to termination fees of 25 basis points per annum applied to each of the remaining years of the FHLB advance. The Company has never made this election. As a result, the Company has a right to cause settlement on an individual FHLB advance in its entirety before the stated maturity at an amount that is always greater than the then fair value of the contract absent the prepayment right. Therefore, in accordance with DIG Issue E6, the advances are not considered pre-payable under paragraph 68(d) of SFAS 133.

Compliance with each criterion of paragraph 68 of SFAS 133 is documented below:

a.	The notional amount of each swap matches the principal of each debt instrument in these transactions.

b.	The fair value of each swap at the inception of the hedging relationship equals zero.

c.	The formula for computing the net settlement on each swap is the same for all periods of the hedging relationship (i.e., the fixed rate is constant and the variable rate has a constant index and constant spread adjustment).

d.	The FHLB advances are not considered to be pre-payable.

dd.	The index of the variable rates of the swap in these transactions is LIBOR, which is the Company’s designated benchmark interest rate.

SunTrust Banks, Inc.

January 13, 2006

e.	There is nothing about these hedging transactions that is atypical and would invalidate the assumption of no ineffectiveness.

i.	All interest payments on each variable rate note during the term of each swap are designated as hedged, and as the expiration date of each swap matches the maturity date of each note, no interest payments beyond the term of each swap are designated as hedged.

j.	There is no cap or floor on the variable rates of the notes or on the variable legs of the swaps for these transactions.

k.	For these transactions, the repricing date of each swap matches the repricing date of each note.

Comment 4:	We note your response to comment 6 that you had no hedges receiving hedge accounting treatment under the “matched terms” approach in paragraph 65 of SFAS 133 at December 31, 2004. Please tell us whether you used the matched terms approach for any hedges during any of the periods presented. If so, please tell us the terms of the hedging instrument and hedged items and how the hedging relationship meets the conditions in paragraph 65 of SFAS 133.

Response 4:	There were two transactions that were terminated prior to December 31, 2004 in which the Company applied paragraph 65 of SFAS 133 when designating the hedging relationship.

A.	Overnight Eurodollar Deposit Liabilities

The first transaction was a cash flow hedge of Overnight Eurodollar Deposit liabilities that converted variable rate overnight Eurodollar Deposit liabilities to a fixed rate. The risk being hedged was changes in cash flows on interest payments tied to LIBOR due to changes in the overnight LIBOR rate. The hedged item was Eurodollar Deposit Liabilities. The following is a summary of the key terms of the hedged item:

•	Notional Value: $500 million
•	Floating Rate Index: Overnight Eurodollar Deposit Rate
•	Reset and Pay Frequency: Daily
•	Day Count: Actual/360
•	Pay Frequency: Daily
•	Forecasted Balance: The Company had the intent and capacity to maintain at least $500 million in Eurodollar Deposits from October 1, 2003 through April 1, 2005. The overnight Eurodollar Deposit position for the 20 months prior to the trade date averaged $4.2 billion and ranged from $451 million to $10.3 billion.

SunTrust Banks, Inc.

January 13, 2006

The hedging instrument was a pay fixed/receive floating interest rate swap entered into on October 1, 2003 with a $500 million notional value. The following is a summary of the key terms of the hedging instrument:

Receive Floating

•	Floating Rate Index: Daily Weighted Average Overnight LIBOR as quoted in U.S. dollar denominated LIBOR by the British Banker’s Association

•	Reset Frequency: Daily

•	Day Count: Actual/360
•	Pay Frequency: Quarterly (1st of January, April, July, and October)

•	There is no cap or floor on the floating leg of the swap.

Pay Fixed

•	Fixed Rate: 1.5325%

•	Day Count: 30/360
•	Pay Frequency: Semi-annual (1st of October and April)

This transaction was terminated on December 30, 2004 at a gain of $1,860,000. The gain is being amortized through the end of the originally forecasted time period, which in this instance is the term of the original swap. The fair value of the swap for each quarterly period outstanding was as follows:

Period	Fair Value	Change in Fair Value *
4th Quarter 2003	$221,248	$221,248
1st Quarter 2004	$5,934,612	$5,713,364
2nd Quarter 2004	$2,580,482	$(3,354,130)
3rd Quarter 2004	$2,545,770	$(34,712)
4th Quarter 2004	$0	$(1,329,692)

*	The change in fair value in the 4th quarter of 2004 includes the fair value adjustment at the time the swap was terminated, net of the OCI amortization recognized under hedge accounting.

B.	Forecasted Debt Issuance

The second transaction was a cash flow hedge of a forecasted issuance of debt totaling $1 billion associated with the Company’s acquisition of National Commerce Financial. The risk being hedged was the variability of future interest coupon payments. The following are the key terms of the hedged item:

SunTrust Banks, Inc.

January 13, 2006

Principal	Interest	Maturity	Day Count	Pay Frequency
$100 million	3 mo LIBOR + 8 basis points	10/15/2007	Act/360	Quarterly; 15th of Jan., Apr., July, & Oct.
$250 million	3.625%	10/15/2007	30/360	Semi-annual; 15th of April & Oct.
$350 million	4.000%	10/15/2008	30/360	Semi-annual; 15th of April & Oct.
$300 million	4.250%	10/15/2009	30/360	Semi-annual; 15th of April & Oct.

The hedging instruments were three pay fixed/receive floating interest rate swaps. The key terms of the hedging instruments are as follows:

	# 23290	# 23291	# 23293
Notional	$350 million	$350 million	$300 million
Trade Date	5/25/2004	5/25/2004	5/25/2004
Effective Date	7/15/2004	7/15/2004	7/15/2004
Maturity	10/15/2007	10/15/2008	10/15/2009
Receive Floating	3 mo LIBOR	3 mo LIBOR	3 mo LIBOR
Day Count	Act/360	Act/360	Act/360
Pay Fixed	3.881%	4.286%	4.574%
Day Count	30/360	30/360	30/360

The reset and pay dates on the floating leg of the swaps were January 15th, April 15th, July 15th, and October 15th for all three swaps. The pay dates on the fixed leg of the swaps were April 15th and October 15th for all three swaps.

The debt was issued on August 6, 2004. Upon issuance of the debt, transactions #23291 and #23293 were terminated for $5.625 million and $6.1 million, respectively, in losses, which are being amortized through the end of the originally forecasted time period, which in this instance is the term of the original swaps. Also upon issuance of the debt, $250 million of transaction #23290 was also terminated for $2.609 million in losses, which is being amortized through the end of the originally forecasted time period, which in this instance is the term of the original swap. The remaining $100 million in swap notional value matched the $100 million of floating rate debt. On December 30, 2004, the $100 million swap was terminated for $1.034 million in losses, which is being amortized through the end of the originally forecasted time period, which in this instance is the term of the original swap. The fair value of the swaps for each quarterly period outstanding was as follows:

SunTrust Banks, Inc.

January 13, 2006

Period	Fair Value	Change in Fair Value*
2nd Quarter 2004	$536,096	$536,096
3rd Quarter 2004	$(1,665,024)	$(14,636,993)
4th Quarter 2004	$0	$1,733,864

*	The change in fair value in the 3rd and 4th quarters includes the fair value adjustment at the time the swap was terminated, net of the OCI amortization recognized under hedge accounting.

Management recognizes that accounting guidance surrounding the application of paragraph 65 in SFAS 133 has evolved since the time these transactions were designated. Current practice precludes application of paragraph 65 to hedging relationships using interest rate swaps. Consequently, it was inappropriate for the Company’s hedging documentation for these transactions to reference paragraph 65. However, the changes in fair value of these transactions are limited to the 4th quarter of 2003 and each quarter of 2004, and the changes in fair value are de minimis, except for the 3rd quarter of 2004 in which the change in fair value that would have impacted earnings if accounted for as a trading position was a $14.6 million pre-tax loss, which equates to 2.7% of income before taxes for that quarter. Furthermore, management analyzed the impact of recording this misstatement under the guidance of Staff Accounting Bulletin (“SAB”) 99 and determined that this misstatement is immaterial to the financial statements taken as a whole for all periods and does not necessitate the restatement or reissuance of prior period financial statements.

In addition to the above transactions, the following receive fixed/pay floating interest rate swaps are currently outstanding:

Trans. #	Notional	Receive Fixed Rate	Pay Floating Rate	Settlement Date	Maturity Date
14945	$150 million	7.125%	3 mo. LIBOR +0.365%	12/12/2001	10/15/2031
15057	$150 million	7.125%	3 mo. LIBOR - 0.0475%	12/19/2001	10/15/2031
16026	$150 million	7.050%	3 mo. LIBOR +0.18%	3/15/2002	12/15/2031
24201	$200 million	7.700%	3 mo. LIBOR +1.7%	10/05/2004	12/15/2031

Each of these swaps converted individually designated fixed rate junior subordinated debt to floating. The debt associated with transactions 14945, 15057, and 16026 was issued in the 4th quarter of 2001. The debt associated with transaction 24201 was recognized in connection with the Company’s October 1, 2004 acquisition of National Commerce Financial.

SunTrust Banks, Inc.

January 13, 2006

The terms of the hedged item and terms of the hedging instrument matched, resulting in no economic ineffectiveness, except for the interest deferral feature contained in the hedged item. The interest deferral feature permits the Company to defer interest payments on the debt for 20 consecutive quarters in the event the Company experiences severe capital or liquidity constraints. There has been significant discussion and divergent views in practice regarding the interest deferral feature’s impact on hedge accounting. The Company believed at the time the hedge relationships were originally designated that these transactions qualified for hedge accounting; consequently, the Company has been accounting for these transactions accordingly since inception. In order to properly respond to the Staff’s question, the Company reviewed its hedge documentation related to those transactions and determined that the hedge accounting documentation was inadequate, including a reference to paragraph 65 of SFAS 133. Management concluded that the hedge documentation at the inception of the hedging relationship pertaining particularly to effectiveness testing, as well as its on-going effectiveness testing, does not meet the requirements of SFAS 133. Management has quantified the impact of this accounting error for all quarterly and annual periods beginning in 4th quarter 2001 through December 31, 2005 and has evaluated the impact of this misstatement under the guidance of SAB 99. In accordance with SAB 99, this analysis took into account the effect, both separately and in the aggregate, of each of the misstatements discussed herein. Management has concluded that the impact of the misstatements is immaterial for all periods and does not necessitate the restatement or reissuance of prior period financial statements. In addition, as a result of these misstatements, management determined that there was an internal control deficiency. The control deficiency was evaluated in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and was classified by management as a significant deficiency.

In connection with our responses the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SunTrust Banks, Inc.

January 13, 2006

Please feel free to call the undersigned at (404) 813-1281 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy

Mark A. Chancy

Senior Executive Vice President and Chief Financial Officer

cc:	Mr. Raymond D. Fortin

Corporate Executive Vice President

and General Counsel

Mr. Thomas E. Panther

Controller and Chief Accounting Officer

Mr. Denis J. Duncan

PricewaterhouseCoopers LLP, Partner

Mr. John D. Wilson

King & Spalding LLP, Partner